Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements as at and for the years ended December 31, 2012 and December 31, 2011 of Penn West Petroleum Ltd. were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements. An internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our internal control over financial reporting as defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2012 our internal control over financial reporting was effective.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

(signed) “Murray R. Nunns”	(signed) “Todd H. Takeyasu”

Murray R. Nunns	Todd H. Takeyasu
President & CEO	Executive Vice President & CFO

March 13, 2013

2012 ANNUAL FINANCIAL STATEMENTS 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Penn West Petroleum Ltd. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Penn West Petroleum Ltd.’s internal control over financial reporting.

(signed) “KPMG LLP”

KPMG LLP

Chartered Accountants

Calgary, Canada

March 13, 2013

2012 ANNUAL FINANCIAL STATEMENTS 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Penn West Petroleum Ltd.

We have audited Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and our report dated March 13, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(signed) “KPMG LLP”

KPMG LLP

Chartered Accountants

Calgary, Canada

March 13, 2013

2012 ANNUAL FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions)	Note	December 31, 2012	December 31, 2011
Assets
Current
Accounts receivable	4	$364	$486
Other	4	79	104
Deferred funding assets	5	187	236
Risk management	11	76	39

		706	865

Non-current
Deferred funding assets	5	238	360
Exploration and evaluation assets	6	609	418
Property, plant and equipment	7	10,892	11,893
Goodwill	8	2,020	2,020
Risk management	11	26	28

		13,785	14,719

Total assets		$14,491	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	4	$764	$1,108
Dividends payable	15	129	127
Current portion of long-term debt	9	5	—
Risk management	11	9	114

		907	1,349
Non-current
Long-term debt	9	2,685	3,219
Decommissioning liability	10	635	607
Risk management	11	35	46
Deferred tax liability	12	1,350	1,287
Other non-current liabilities	14	5	9

		5,617	6,517

Shareholders’ equity
Shareholders’ capital	13	8,985	8,840
Other reserves	13	97	95
Retained earnings (deficit)		(208)	132

		8,874	9,067

Total liabilities and shareholders’ equity		$14,491	$15,584

Subsequent events (Notes 11, 14 and 15)

Commitments and contingencies (Note 20)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

(signed) “John A. Brussa”	(signed) “James C. Smith”

John A. Brussa	James C. Smith
Chairman	Director

2012 ANNUAL FINANCIAL STATEMENTS 4

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Year ended December 31
(CAD millions, except per share amounts)	Note	2012	2011
Oil and natural gas sales		$3,235	$3,667
Royalties		(595)	(661)

		2,640	3,006
Risk management gain (loss)
Realized		48	(63)
Unrealized	11	156	8

		2,844	2,951

Expenses
Operating		1,019	1,036
Transportation		29	29
General and administrative		172	142
Restructuring		13	—
Share-based compensation	14	(10)	84
Depletion, depreciation and impairment	7	1,525	1,158
Gain on dispositions		(384)	(172)
Exploration and evaluation	6	17	15
Unrealized risk management loss (gain)	11	5	(25)
Unrealized foreign exchange loss (gain)		(32)	38
Financing	9	199	190
Accretion	10	54	45

		2,607	2,540

Income before taxes		237	411

Deferred tax expense (recovery)	12	63	(227)

Net and comprehensive income		$174	$638

Net income per share
Basic	16	$0.37	$1.37
Diluted	16	$0.37	$1.36
Weighted average shares outstanding (millions)
Basic	16	475.6	467.2
Diluted	16	475.8	467.4

See accompanying notes to the consolidated financial statements.

2012 ANNUAL FINANCIAL STATEMENTS 5

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2012	2011
Operating activities
Net income		$174	$638
Depletion, depreciation and impairment		1,525	1,158
Gain on dispositions		(384)	(172)
Exploration and evaluation		17	15
Accretion		54	45
Deferred tax expense (recovery)		63	(227)
Share-based compensation		(18)	75
Unrealized risk management gain		(151)	(33)
Unrealized foreign exchange loss (gain)		(32)	38
Decommissioning expenditures	10	(92)	(81)
Change in non-cash working capital	17	37	(49)

		1,193	1,407

Investing activities
Capital expenditures		(1,752)	(1,846)
Property dispositions (acquisitions), net		1,615	266
Business combinations		—	(166)
Change in non-cash working capital	17	(168)	113

		(305)	(1,633)

Financing activities
Increase (decrease) in bank loan		(496)	475
Proceeds from issuance of notes		—	212
Repayment of acquired credit facilities		—	(39)
Issue of equity		3	161
Dividends and distributions paid		(395)	(328)
Settlement of convertible debentures		—	(255)

		(888)	226

Change in cash		—	—
Cash, beginning of year		—	—

Cash, end of year		$—	$—

See accompanying notes to the consolidated financial statements.

2012 ANNUAL FINANCIAL STATEMENTS 6

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	174	174
Share-based compensation	14	—	27	—	27
Issued on exercise of options and share rights	13	28	(25)	—	3
Issued to dividend reinvestment plan	13	117	—	—	117
Dividends declared		—	—	(514)	(514)

Balance at December 31, 2012		$8,985	$97	$(208)	$8,874

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011		$9,170	$—	$(610)	$8,560
Elimination of deficit	13	(610)	—	610	—
Net and comprehensive income		—	—	638	638
Implementation of Option Plan and CSRIP	14	—	81	—	81
Share-based compensation	14	—	41	—	41
Issued on exercise of options and share rights	13	188	(27)	—	161
Issued to dividend reinvestment plan	13	92	—	—	92
Dividends declared		—	—	(506)	(506)

Balance at December 31, 2011		$8,840	$95	$132	$9,067

See accompanying notes to the consolidated financial statements.

2012 ANNUAL FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in securities of subsidiaries holding interests in oil and natural gas properties and related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation now operating under the trade name of Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements were approved for issuance by the Board of Directors on March 13, 2013.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

2012 ANNUAL FINANCIAL STATEMENTS 8

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and the application of the accounting policy for exploration and evaluation (“E&E”) assets in determining whether the assets are technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages independent qualified reserve evaluators to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

2012 ANNUAL FINANCIAL STATEMENTS 9

iii) Recoverability of exploration and evaluation assets

Exploration and Evaluation (“E&E”) assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing/likelihood/amount of commercial production, further resource assessment plans, and future revenue/costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated future obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes or a Binomial Lattice option-pricing model, depending on the characteristics of the share-based payment. There are a number of estimates used in the calculation such as the expected future forfeiture rate, expected option life and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities which are recognized based on the nature of the related instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period which shall not exceed one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

2012 ANNUAL FINANCIAL STATEMENTS 10

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis on December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, goodwill is assessed at a consolidated level. If the recoverable amount is less than the carrying amount, an impairment loss is recorded and allocated to the carrying value of goodwill. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use. Goodwill impairment losses are not reversed in subsequent periods.

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

e) Joint arrangements

The consolidated financial statements include Penn West’s proportionate share of jointly controlled assets and liabilities and its proportionate share of the revenue, royalties and operating costs. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is accounted for using the proportionate consolidation method with Penn West recognizing its 55 percent share of revenues, expenses, assets and liabilities.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized when services are received.

g) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

2012 ANNUAL FINANCIAL STATEMENTS 11

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E costs are transferred to PP&E when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, the E&E assets are considered impaired and the amounts are charged to income as E&E expense.

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to their reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

i) PP&E

i) Measurement and recognition

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the item will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of a fixed asset includes costs incurred initially to acquire or construct the item and betterment costs.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values and the cost of E&E assets. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The Turnaround component has an estimated useful life of three to five years and the Corporate Asset component has an estimated useful life of 10 years.

2012 ANNUAL FINANCIAL STATEMENTS 12

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with our derecognition policies.

v) Impairment

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test which compares the estimated recoverable amount to its carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or Cash Generating Unit’s (“CGU”) fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the asset or CGU is deemed to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the assets within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset subsequently exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depreciated historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

2012 ANNUAL FINANCIAL STATEMENTS 13

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under the Option Plan at the grant date using a Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

Effective January 1, 2011, Penn West revised its Trust Unit Rights Incentive Plan (“TURIP”), to become the Common Share Rights Incentive Plan (“CSRIP”), and implemented the Option Plan. Trust unit right holders under the former TURIP were given the choice to elect to receive one Restricted Option and one Restricted Right in exchange for each outstanding “in-the-money” trust unit right on the effective date. As option holders who made this election have the choice to settle the Restricted Right in cash or common shares upon exercise, the amount of the related obligation is classified as a liability. Both the Restricted Option and the Restricted Right are measured using a Black-Scholes option-pricing model and are expensed over the expected vesting period of the award.

Trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on the effective date received one common share right (“Share Right”) in exchange for each trust unit right. Share Rights are measured using a Binomial Lattice option-pricing model on the date of issuance and are classified as equity awards. The fair value of the Share Rights is expensed over their expected vesting period.

Penn West has a Long-Term Retention and Incentive Plan (“LTRIP”). Compensation expense related to the plan is based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price results in increases and decreases, respectively, to the accrued obligation until settlement.

Penn West has a Deferred Share Unit Plan (“DSU”), which allows Penn West to grant DSUs in lieu of cash compensation to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Compensation expense related to the plan is based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. Management directors are not eligible to participate in the DSU Plan.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

2012 ANNUAL FINANCIAL STATEMENTS 14

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

n) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

2012 ANNUAL FINANCIAL STATEMENTS 15

•

Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•

Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2012 and 2011, Penn West had no material embedded derivatives.

r) Compound instruments

Components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

At December 31, 2012 and 2011, Penn West had no compound instruments outstanding.

2012 ANNUAL FINANCIAL STATEMENTS 16

s) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term and are classified as liabilities.

t) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 9 “Financial Instruments” outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard becomes effective for annual periods beginning on or after, January 1, 2015. This standard is still in development; therefore, Penn West cannot assess the impact of this standard at this time.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. Penn West believes the adoption of this standard will have no material impact on its financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to Penn West’s interest in the Peace River Oil Partnership. Penn West currently believes that its interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore, it will continue to proportionately consolidate its interest in the Partnership upon adoption of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

2012 ANNUAL FINANCIAL STATEMENTS 17

4. Working capital

	As at December 31
	2012	2011
Components of accounts receivable
Trade	$138	$130
Accruals	226	356

	$364	$486

Components of other assets
Prepaid expenses	$58	$63
Other	21	41

	$79	$104

Components of accounts payable and accrued liabilities
Accounts payable	$225	$296
Royalty payable	72	91
Capital accrual	230	399
Operating accrual	172	161
Share-based compensation liability	24	91
Other	41	70

	$764	$1,108

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, Penn West’s credit assessments indicated that no items are currently considered to be uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total
2012	$307	$21	$36	$364
2011	$411	$68	$7	$486

5. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating costs from Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures from Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current. In the second quarter of 2012, Penn West reclassified expected funding of capital and operating costs in 2012 of $236 million as a current asset at December 31, 2011.

	As at December 31
	2012	2011
Peace River Oil Partnership	$328	$421
Cordova Joint Venture	97	175

Total	$425	$596

Current portion	$187	$236
Long-term portion	238	360

Total	$425	$596

2012 ANNUAL FINANCIAL STATEMENTS 18

6. Exploration and evaluation assets

	Year ended December 31
	2012	2011
Balance, beginning of year	$418	$128
Capital expenditures	110	229
Joint venture, carried capital	118	92
Expense	(17)	(15)
Transfers to PP&E	(16)	(14)
Net dispositions	(4)	(2)

Balance, end of year	$609	$418

On December 31, 2012 and 2011 no impairment existed related to exploration and evaluation assets. An impairment test was completed on amounts reclassified into PP&E at which time the estimated fair value exceeded the carrying amount and no impairment was indicated.

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2011	$13,673	$4,769	$10	$102	$18,554
Capital expenditures	1,067	521	4	25	1,617
Joint venture, carried capital	15	—	—	—	15
Acquisitions	111	27	—	—	138
Dispositions	(337)	(38)	—	—	(375)
Transfers from E&E	11	3	—	—	14
Business combinations	286	—	—	—	286
Net decommissioning dispositions	(11)	(3)	—	—	(14)

Balance at December 31, 2011	$14,815	$5,279	$14	$127	$20,235
Capital expenditures	951	675	—	16	1,642
Joint venture, carried capital	19	—	—	—	19
Acquisitions	42	10	—	—	52
Dispositions	(1,786)	(446)	—	—	(2,232)
Transfers from E&E	13	3	—	—	16
Net decommissioning dispositions	53	13	—	—	66

Balance at December 31, 2012	$14,107	$5,534	$14	$143	$19,798

2012 ANNUAL FINANCIAL STATEMENTS 19

Accumulated depletion, depreciation and impairment

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2011	$5,469	$1,820	$9	$38	$7,336
Depletion and depreciation	969	190	1	8	1,168
Dispositions	(137)	(15)	—	—	(152)
Impairments	23	6	—	—	29
Impairment reversals	(31)	(8)	—	—	(39)

Balance at December 31, 2011	$6,293	$1,993	$10	$46	$8,342
Depletion and depreciation	1,032	205	1	10	1,248
Impairments	277	—	—	—	277
Dispositions	(769)	(192)	—	—	(961)

Balance at December 31, 2012	$6,833	$2,006	$11	$56	$8,906

Net book value

	As at December 31
	2012	2011
Total	$10,892	$11,893

On December 31, 2012, Penn West recorded a $277 million impairment related to certain properties in northern British Columbia, primarily due to weak natural gas prices. The recoverable amount was based on the CGU’s value-in-use. No impairment existed at December 31, 2011 relating to the capitalized costs of oil and natural gas properties.

In the first quarter of 2011, Penn West recorded an impairment reversal of $39 million due to stronger economic factors resulting in higher forecast cash flows from certain properties in central Alberta. This reversed a portion of an $80 million impairment recorded in the second quarter of 2010 in the same area. In the second quarter of 2011, Penn West recorded a $29 million impairment in the same area due to weaker commodity prices.

The impairment tests were completed using a pre-tax discount rate of 10 percent. Impairment reversals and losses have been included within depletion and depreciation.

The following table outlines benchmark prices at December 31, 2012 used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2013	$89.82	$3.35	1.00
2014	91.21	3.78	1.00
2015	91.64	4.09	1.00
2016	96.51	4.71	1.00
2017 – 2022	$100.43	$5.44	1.00
Thereafter (inflation percentage)	1.8%	1.8%	1.00

8. Goodwill

	Year ended December 31
	2012	2011
Balance, beginning and end of year	$2,020	$2,020

A goodwill impairment test was completed at December 31, 2012 and 2011 at which time the recoverable amount exceeded the carrying value, thus no impairment was recorded. The recoverable amount was determined based on the fair value less costs to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve forecasts, the forecasted commodity prices (refer to Note 7 for assumptions at December 31, 2012), future development costs and the value of resources estimated by independent reserve engineers and other internal estimates.

2012 ANNUAL FINANCIAL STATEMENTS 20

9. Long-term debt

	As at December 31
	2012	2011
Bankers’ acceptances and prime rate loans	$752	$1,248
U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	159	163
5.80%, US$155 million, maturing May 31, 2017	154	158
5.90%, US$140 million, maturing May 31, 2019	139	142
6.05%, US$20 million, maturing May 31, 2022	20	20
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	152	155
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	276	283
6.40%, US$49 million, maturing May 29, 2020	49	50
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	91	90
Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	50	51
8.89%, US$35 million, maturing May 5, 2016	35	36
9.32%, US$34 million, maturing May 5, 2019	34	35
8.89%, US$35 million, maturing May 5, 2019 (2)	35	36
9.15%, £20 million, maturing May 5, 2019 (3)	32	32
9.22%, €10 million, maturing May 5, 2019 (4)	13	13
7.58%, CAD$5 million, maturing May 5, 2014	5	5
Senior unsecured notes – 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	27	28
4.88%, CAD$50 million, maturing March 16, 2015	50	50
5.29%, US$65 million, maturing March 16, 2017	65	66
5.85%, US$112 million, maturing March 16, 2020	112	114
5.95%, US$25 million, maturing March 16, 2022	25	25
6.10%, US$20 million, maturing March 16, 2025	20	20
Senior unsecured notes – 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	10
4.17%, US$18 million, maturing December 2, 2017	18	18
5.38%, CAD$50 million, maturing December 2, 2020	50	50
4.88%, US$84 million, maturing December 2, 2020	84	86
4.98%, US$18 million, maturing December 2, 2022	18	18
5.23%, US$50 million, maturing December 2, 2025	50	51
Senior unsecured notes – 2011 Q4 Notes
3.64%, US$25 million, maturing November 30, 2016	25	25
4.23%, US$12 million, maturing November 30, 2018	12	12
4.63%, CAD$30 million, maturing November 30, 2018	30	30
4.79%, US$68 million, maturing November 30, 2021	68	69

Total long-term debt	$2,690	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

2012 ANNUAL FINANCIAL STATEMENTS 21

Information on Penn West’s senior unsecured notes was as follows:

	As at December 31
	2012	2011
Weighted average remaining life (years)	5.5	6.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2012, the Company had approximately $2.2 billion of unused credit capacity available.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at December 31, 2012, four percent (2011 – 19 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $5 million were outstanding on December 31, 2012 (2011 – $3 million) that reduce the amount otherwise available to be drawn on the syndicated facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2012, an expense of $9 million (2011 – $12 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:

	As at December 31
	2012	2011
2007 Notes	$517	$535
2008 Notes	565	584
UK Notes	96	89
2009 Notes	235	242
2010 Q1 Notes	326	334
2010 Q4 Notes	237	239
2011 Notes	137	139

Total	$2,113	$2,162

10. Decommissioning liability

The total decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. The estimates were made by management using external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2011—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2011—7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 32 years.

2012 ANNUAL FINANCIAL STATEMENTS 22

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2012	2011
Balance, beginning of year	$607	$648
Net liabilities incurred (disposed) (1)	(166)	(19)
Increase in liability due to changes in estimates	232	12
Liabilities settled	(92)	(81)
Liabilities acquired	—	2
Accretion charges	54	45

Balance, end of year	$635	$607

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

11. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, unsecured notes described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2012 and 2011, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

		Carrying value		Fair value
	Classification	2012	2011	2012	2011
Accounts receivable	Loans and receivables	$364	$486	$364	$486
Derivative financial assets	FV through profit/loss	102	67	102	67
Derivative financial liabilities	FV through profit/loss	44	160	44	160
Accounts payable and accrued liabilities	Financial liabilities	764	1,108	764	1,108
Dividends payable	Financial liabilities	129	127	129	127
Bankers’ acceptances and prime rate loans	Financial liabilities	752	1,248	752	1,248
Senior notes (1)	Financial liabilities	$1,938	$1,971	$2,113	$2,162

(1)	Calculated as the present value of the interest and principal payments at December 31.

2012 ANNUAL FINANCIAL STATEMENTS 23

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2012	2011
Balance, beginning of year	$(93)	$(126)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	156	8
Electricity swaps	(28)	35
Interest rate swaps	12	(8)
Foreign exchange forwards	1	(4)
Cross currency swaps	10	2

Total fair value, end of year	$58	$(93)

Total fair value consists of the following:
Fair value, end of year – current asset portion	$76	$39
Fair value, end of year – current liability portion	(9)	(114)
Fair value, end of year – non-current asset portion	26	28
Fair value, end of year – non-current liability portion	(35)	(46)

Total fair value, end of year	$58	$(93)

Based on December 31, 2012 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $13 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $6 million.

2012 ANNUAL FINANCIAL STATEMENTS 24

Penn West had the following financial instruments outstanding as at December 31, 2012. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	55,000 bbls/d	Jan/13—Dec/13	US$91.55 to $104.42/bbl	$66
Natural gas
AECO Forwards	125,000 mcf/d	Jan/13—Dec/13	$3.34/mcf	9
AECO Forwards	25,000 mcf/d	Jan/14—Dec/14	$3.85/mcf	2
AECO Collars	25,000 mcf/d	Jan/14—Dec/14	$3.25 to $4.35/mcf	—
Electricity swaps
Alberta Power Pool	30 MW	Jan/13—Dec/13	$54.60/MWh	1
Alberta Power Pool	20 MW	Jan/13—Dec/13	$56.10/MWh	1
Alberta Power Pool	70 MW	Jan/14—Dec/14	$58.50/MWh	(5)
Alberta Power Pool	10 MW	Jan/14—Dec/15	$58.50/MWh	(1)
Alberta Power Pool	45 MW	Jan/15—Dec/15	$58.28/MWh	(4)
Alberta Power Pool	25 MW	Jan/16—Dec/16	$49.90/MWh	—
Interest rate swaps	$650	Jan/13—Jan/14	2.65%	(10)
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014—2022	1.000 CAD/USD	23
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(19)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(3)
10-year initial term	€10	2019	1.5870 CAD/ EUR, 9.22%	(2)

Total				$58

A realized gain of $7 million (2011—$11 million) on electricity contracts has been included in operating costs for 2012.

Subsequent to December 31, 2012, Penn West entered into foreign exchange forward contracts on revenue from March 2013 to December 2013 on $153 million per month at an average foreign exchange rate of 1.022 CAD/USD. It also entered into additional natural gas collars on 25,000 mcf per day in 2014 between $3.57 per mcf and $4.00 per mcf.

Additionally, Penn West has subsequently entered into oil differential contracts from March to June 2013 on 4,000 barrels per day. These contracts fix the price of MSW (mixed sweet crudes at Edmonton) at a discount of USD $8.00 per barrel to WTI.

2012 ANNUAL FINANCIAL STATEMENTS 25

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments. At December 31, 2012, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$20	2014	0.99885 CAD/USD
Buy US$76	2015	1.00705 CAD/USD
Buy US$74	2016	0.99838 CAD/USD
Buy US$104	2017	0.99895 CAD/USD
Buy US$113	2018	0.99885 CAD/USD
Buy US$100	2019	0.99386 CAD/USD
Buy US$134	2020	0.99885 CAD/USD
Buy US$20	2022	0.98740 CAD/USD

At December 31, 2012, Penn West had US dollar denominated debt with a face value of US$1.0 billion (2011—US$1.0 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

2012 ANNUAL FINANCIAL STATEMENTS 26

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of the banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2012, the maximum exposure to credit risk was $364 million (2011—$486 million) being the carrying value of the accounts receivable.

Interest Rate Risk

A portion of the Company’s debt capital is held in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2012, four percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2011 – 19 percent).

As at December 31, 2012, a total of $1.9 billion (2011 – $2.0 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 5.5 years (2011 – 6.5 years) and an average interest rate of 5.8 percent (2011 – 5.9 percent), including the effects of interest rate swaps.

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter
Bank debt	$—	$—	$—	$752	$—	$—
Senior unsecured notes	5	60	251	216	242	1,164
Accounts payable and accrued liabilities	740	—	—	—	—	—
Dividends payable	129	—	—	—	—	—
Share-based compensation accrual	24	5	—	—	—	—

Total	$898	$65	$251	$968	$242	$1,164

2012 ANNUAL FINANCIAL STATEMENTS 27

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
Deferred tax expense (recovery)	2012	2011
Changes in temporary differences	$63	$89
Changes in tax rates and laws	—	(316)

Deferred tax expense (recovery)	$63	$(227)

On January 1, 2011, Penn West recorded a $304 million recovery related to a change in tax rates on conversion from an income trust to a corporation. On the conversion to a corporation, deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust. At that time, Penn West also recorded a net tax recovery of $45 million related to changes to Penn West’s equity-based compensation plans.

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2012	2011
Income before taxes	$237	$411
Combined statutory tax rate	25.4%	26.9%
Computed income tax expense	$60	$111
Increase (decrease) resulting from:
Effective rate change from SIFT temporary differences	—	(304)
Share-based compensation	7	(20)
Unrealized foreign exchange	(5)	5
Adjustment for previously enacted tax rates	—	(5)
Other	1	(14)

Deferred tax expense (recovery)	$63	$(227)

The tax rate declined from the prior year as a result of previously enacted reductions in federal corporate income tax rates.

Penn West has income tax filings that are subject to audit by taxation authorities which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information.

2012 ANNUAL FINANCIAL STATEMENTS 28

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2011	Provision (Recovery) in Income	Provision in Business Combinations	Balance December 31, 2011
Deferred tax liabilities (assets)
PP&E	$2,279	$(84)	$61	$2,256
Risk management	(32)	6	—	(26)
Decommissioning liability	(165)	—	1	(164)
Stock-based compensation	—	(26)	—	(26)
Non-capital losses	(630)	(123)	—	(753)

Net deferred tax liability	$1,452	$(227)	$62	$1,287

	Balance January 1, 2012	Provision (Recovery) in Income	Provision in Business Combinations	Balance December 31, 2012
Deferred tax liabilities (assets)
PP&E	$2,256	$(266)	$—	$1,990
Risk management	(26)	52	—	26
Decommissioning liability	(164)	3	—	(161)
Stock-based compensation	(26)	19	—	(7)
Non-capital losses	(753)	255	—	(498)

Net deferred tax liability	$1,287	$63	$—	$1,350

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 Preferred Shares issuable in one or more series.

Penn West has a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provides eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount. Common shares are issued from Treasury at 95 percent of the 10-day volume-weighted average market price when available. When common shares are not available from Treasury they are acquired in the open market at prevailing market prices.

Eligible shareholders who participate in the DRIP may also purchase additional common shares, subject to a quarterly maximum of $15,000 and a minimum of $500. Optional cash purchase common shares are acquired in the open market at prevailing market prices or issued from Treasury, without a discount at the 10-day volume-weighted average market price.

If issued, Preferred shares of each series would rank on parity with the Preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

2012 ANNUAL FINANCIAL STATEMENTS 29

b) Issued

Shareholders’ capital/ Unitholders’ capital	Common Shares/Trust Units	Amount
Balance, January 1, 2011	459,682,249	$9,170
Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	—	(610)
Issued on exercise of equity compensation plans (1)	6,955,666	188
Issued to dividend reinvestment plan	4,734,815	92

Balance, January 1, 2012	471,372,730	$8,840
Issued on exercise of equity compensation plans (1)	229,633	28
Issued to dividend reinvestment plan	7,779,185	117
Cancellations (2)	(122,878)	—

Balance, December 31, 2012	479,258,670	$8,985

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included are 15,364 shares issued from Treasury (2011—88,629) due to individuals settling restricted rights in exchange for common shares.
(2)	Represents shares cancelled pursuant to Sunset clauses contained in prior corporate acquisitions.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million as at December 31, 2010 was eliminated against share capital on January 1, 2011.

	Year ended December 31
Other Reserves	2012	2011
Balance, beginning of year	$95	$—
Set-up of Option Plan and CSRIP	—	81
Share-based compensation expense	27	41
Net benefit on options exercised (1)	(25)	(27)

Balance, end of year	$97	$95

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation. Prior to 2011, employees held trust unit rights under the Trust Unit Rights Incentive Plan (“TURIP”).

To date, no options have been granted to other service providers. The number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

2012 ANNUAL FINANCIAL STATEMENTS 30

	Year ended December 31
	2012		2011
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,919,600	$25.73	—	$—
Granted	9,202,900	19.88	8,531,536	25.84
Exercised	—	—	—	—
Forfeited	(1,385,100)	23.05	(611,936)	27.34

Outstanding, end of year	15,737,400	$22.54	7,919,600	$25.73

Exercisable, end of year	2,566,282	$25.05	—	$—

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$9.00—$13.99	533,100	$11.83	5.0	—	$—
$14.00—$18.99	1,652,700	15.58	4.4	165,125	16.23
$19.00—$23.99	7,679,810	21.05	4.2	652,029	20.84
$24.00—$28.99	5,871,790	27.43	3.3	1,749,128	27.44

	15,737,400	$22.54	3.9	2,566,282	$25.05

Common Share Rights Incentive Plan (“CSRIP”)

Restricted Options and Restricted Rights

Prior to 2011, holders held trust unit rights under the TURIP. On the effective date of conversion to a corporation, pursuant to the Plan of Arrangement, holders of trust unit rights could elect to exchange one outstanding “in-the-money” trust unit right for one Restricted Option and one Restricted Right. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash. Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant. Subsequent to January 1, 2011 only stock options will be granted under the Option Plan.

	Year ended December 31
	2012		2011
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of year	17,110,193	$23.84	—	$—
Exchange of TURIP	—	—	27,586,712	23.84
Exercised (1)	—	—	(6,188,414)	23.84
Forfeited	(6,574,832)	23.84	(4,288,105)	23.84

Outstanding, end of year	10,535,361	$23.84	17,110,193	$23.84

Exercisable, end of year	8,782,046	$23.84	10,171,239	$23.84

(1)	No restricted options were exercised in 2012; the weighted average share price on restricted options exercised in 2011 was $26.20 per share.

2012 ANNUAL FINANCIAL STATEMENTS 31

	Year ended December 31
	2012		2011
Restricted Rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of year	17,110,193	$15.15	—	$—
Exchange of TURIP	—	—	27,586,712	16.11
Exercised (1)	(4,891,135)	14.44	(9,061,792)	15.13
Forfeited	(1,683,697)	$17.68	(1,414,727)	16.45

Outstanding, end of year	10,535,361	$13.32	17,110,193	$15.15

Exercisable, end of year	8,782,046	$12.41	10,171,239	$15.10

(1)	The weighted average share price of restricted rights exercised in 2012 was $19.84 per share (2011—$22.38 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At December 31, 2012, $15 million was classified as a current liability (2011 – $84 million) included in accounts payable and accrued liabilities.

	Restricted Rights Outstanding			Restricted Rights Exercisable
Range of Adjusted Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00—$14.99	4,400,605	$7.44	0.5	4,400,605	$7.44
$15.00—$20.99	3,815,662	16.66	1.3	2,691,337	16.38
$21.00—$26.99	2,219,344	18.86	1.4	1,590,354	18.85
$27.00—$38.99	99,750	21.77	0.3	99,750	21.77

	10,535,361	$13.32	1.0	8,782,046	$12.41

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expired after 4 years.

2012 ANNUAL FINANCIAL STATEMENTS 32

Share Rights

On the date of the conversion to a corporation, trust unit right holders who did not elect to exchange their trust unit rights for a Restricted Option and Restricted Right, as described above, or who held “out-of-the-money” trust unit rights were issued Share Rights under the CSRIP in exchange for their trust unit rights. Share Rights were issued with the same or similar features to trust unit rights including vesting terms, grant prices and the reduction of the exercise price for dividends paid in certain circumstances. Share Rights vest between a three and five-year period and expire four to six years after the date of the grant. No new Share Rights will be granted after January 1, 2011.

	Year ended December 31
	2012		2011
Share Rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of year	2,549,112	$23.13	—	$—
Exchange of TURIP	—	—	3,778,766	22.46
Exercised (1)	(214,269)	$13.29	(678,623)	15.15
Forfeited	(2,043,205)	$24.40	(551,031)	22.21

Outstanding, end of year (2)	291,638	$11.99	2,549,112	$23.13

Exercisable, end of year	253,665	$11.21	2,325,725	$24.14

(1)	The weighted average share price on share rights exercised in 2012 was $19.54 per share (2011—$24.82 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

	CSRIP Outstanding			CSRIP Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00—$15.99	147,362	$7.26	0.5	147,362	$7.26
$16.00—$22.99	128,276	16.21	1.3	90,303	15.78
$23.00—$36.99	16,000	21.77	0.3	16,000	21.77

	291,638	$11.99	0.8	253,665	$11.21

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expire after 4 years.

TURIP

Prior to conversion to a corporation on January 1, 2011, Penn West had a trust unit rights incentive plan that allowed Penn West to issue trust unit rights to directors, officers, employees and other service providers. Upon conversion, all trust unit rights were exchanged for either a Restricted Option with a Restricted Right or a Share Right.

2012 ANNUAL FINANCIAL STATEMENTS 33

	Year ended December 31
	2012		2011
TURIP	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—	31,365,478	$16.88
Exchange for Restricted Options/ Rights	—	—	(27,586,712)	16.11
Exchange for Share Rights	—	—	(3,778,766)	22.46

Outstanding, end of year (1)	—	$—	—	$—

Exercisable, end of year	—	$—	—	$—

(1)	Weighted average price included reductions of the exercise price for distributions paid.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration based on Penn West’s share price. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest equally over a three-year period with the cash value paid to the employee on each vesting date. The cash consideration paid will vary depending upon the performance of the Penn West share price on the TSX. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West and having a record date during the period preceding the vesting date.

	Year ended December 31
LTRIP awards (number of shares equivalent)	2012	2011
Outstanding, beginning of year	1,411,676	700,669
Granted	1,345,829	1,076,556
Vested and paid	(516,763)	(224,050)
Forfeited	(289,087)	(141,499)

Outstanding, end of year	1,951,655	1,411,676

At December 31, 2012, LTRIP obligations of $9 million were classified as a current liability (2011—$9 million) included in accounts payable and accrued liabilities and $5 million were classified as a non-current liability (2011—$7 million) included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the Restricted Rights and LTRIP is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

2012 ANNUAL FINANCIAL STATEMENTS 34

	Year ended December 31
	2012	2011
Options	$21	$18
Restricted Options	6	22
Restricted Rights	(45)	(29)
Share Rights	—	1
LTRIP	8	14
Expiry of TURIP on January 1, 2011	—	(196)
Share Rights at January 1, 2011	—	16
Restricted Options on January 1, 2011	—	65
Restricted Rights liability on January 1, 2011	—	173

Share-based compensation	$(10)	$84

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at December 31, 2012 was $10.80 (2011—$20.19).

On January 1, 2011, the TURIP liability was removed and a liability was recorded to reflect the Restricted Rights and the fair value of the Restricted Options and the Shares Rights were recorded in other reserves.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2012	2011
Average fair value of options granted (per share)	$2.37	$6.26
Expected life of restricted options (years)	4.0	4.0
Expected volatility (average)	32.9%	29.9%
Risk-free rate of return (average)	1.3%	1.9%
Dividend yield	7.8%	5.3%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

Deferred Share Unit plan (“DSU”)

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash compensation to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2012, 37,416 DSUs were outstanding (2011—14,390).

2012 ANNUAL FINANCIAL STATEMENTS 35

Performance Share Unit plan (“PSU”)

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee will receive a cash payment based on performance thresholds determined by the Board of Directors. Members of the Board of Directors are ineligible for the PSU Plan.

15. Dividends

Dividends are paid quarterly at the discretion of the Board of Directors and are deducted from retained earnings.

In 2012, Penn West paid dividends of $512 million or $1.08 per share (2011—$420 million or $0.90 per share).

On January 15, 2013, Penn West paid its fourth quarter dividend of $0.27 per share totalling $129 million. On February 13, 2013, Penn West declared its first quarter 2013 dividend of $0.27 per share to be paid on April 15, 2013 to shareholders of record at the close of business on March 28, 2013.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
(millions)	2012	2011
Diluted net income	$174	$638

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2012	2011
Basic	475,603,963	467,186,047
Dilutive Impact	204,019	260,241

Diluted	475,807,982	467,446,288

For 2012, 25.3 million shares (2011 – 26.2 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

2012 ANNUAL FINANCIAL STATEMENTS 36

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2012	2011
Accounts receivable	$122	$(95)
Other current assets	17	(17)
Deferred funding obligation	34	(25)
Accounts payable and accrued liabilities	(304)	201

	$(131)	$64

Operating activities	$37	$(49)
Investing activities	(168)	113

	$(131)	$64

Interest paid	$204	$189
Income taxes recovered	$—	$—

18. Business combinations

Spartan Exploration Ltd. (“Spartan”) Acquisition

On June 1, 2011, Penn West closed the acquisition of Spartan, a publicly traded oil and gas exploration company. The total cost was $166 million with $286 million recorded to property, plant and equipment. Penn West accounted for the Spartan acquisition as a business combination. The consolidated financial statements of Penn West include the results of operations of Spartan from the closing date of June 1, 2011.

19. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Maintaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing shareholder return through a combination of growth and yield.

Shareholders’ equity and long-term debt are defined as capital by Penn West. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, trailing and forecast debt to capitalization ratios and debt to EBITDA and other economic risk factors. Currently dividends are paid quarterly at the discretion of Penn West’s Board of Directors.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2012, the Company was in compliance with all of its financial covenants.

2012 ANNUAL FINANCIAL STATEMENTS 37

	Year ended December 31
(millions, except ratio amounts)	2012	2011
Components of capital
Shareholders’ equity	$8,874	$9,067
Long-term debt	$2,690	$3,219

Ratios
Senior debt to EBITDA (1)	2.1	1.9
Total debt to EBITDA (2)	2.1	1.9
Senior debt to capitalization (3)	23%	26%
Total debt to capitalization (4)	23%	26%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$1,291	$1,736
Credit facility debt and senior notes	$2,690	$3,219
Letters of credit	5	3

Senior debt and total debt	2,695	3,222
Total shareholders’ equity	8,874	9,067

Total capitalization	$11,569	$12,289

(1)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(2)	Less than 4:1.
(3)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(4)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.

20. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years as follows:

(millions)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$5	$60	$251	$968	$242	$1,164
Transportation	24	17	10	4	1	—
Transportation ($US)	4	37	37	33	33	198
Power infrastructure	29	14	14	14	14	12
Drilling rigs	23	21	17	11	6	—
Purchase obligations (1)	6	5	5	1	1	1
Interest obligations	146	142	132	105	77	136
Office lease (2)	62	56	55	54	52	384
Decommissioning liability (3)	$100	$95	$91	$87	$82	$180

(1)	These amounts represent estimated commitments of $13 million for CO2 purchases and $6 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above will be reduced by sublease recoveries totalling $335 million. For 2012, lease cost, net of recoveries totalled $28 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Penn West’s syndicated credit facility is due for renewal on June 30, 2016. If Penn West is not successful in renewing or replacing the facility, it could enter other facilities including term bank loans. In addition, Penn West has an aggregate of $1.9 billion in senior notes maturing between 2014 and 2025. Penn West continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

2012 ANNUAL FINANCIAL STATEMENTS 38

Penn West’s other commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Purchase obligations relate to Penn West’s commitments for CO2 purchases and processing fees related to Penn West’s interests in the Weyburn CO2 miscible flood property in S.E. Saskatchewan.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

21. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice Presidents, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year-ended December 31
	2012	2011
Salary and employee benefits	$9	$9
Termination benefits	6	—
Share-based payments (1)	(6)	11

	$9	$20

(1)	Includes changes in the value of Restricted rights and non-cash charges related to the Option Plan, CSRIP, DSU and TURIP for key management personnel.

22. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2012, employee compensation costs of $139 million (2011—$127 million) were included in operating costs and $176 million (2011—$129 million) were included in general and administrative expenses.

2012 ANNUAL FINANCIAL STATEMENTS 39